Exhibit 21.1

List of Subsidiaries of Pubco Post-Business Combination

Subsidiaries	Place of Incorporation
East Stone Acquisition Corporation	British Virgin Islands
JHD Holdings (Cayman) Limited	Cayman Islands
JHD Holdings Limited (formerly Yellow River Corporation Limited)	Hong Kong
Pure Value Trading Company (Shanghai) Limited	PRC
Ling Feng Trading Company Limited	PRC
Variable Interest Entity	Place of Incorporation
Jihuiduo Technology Limited	PRC
Subsidiaries of Variable Interest Entity	Place of Incorporation
Guizhou Guinong Technology Holding Company	PRC
Shenzhen Taoyoupin Supply Chain Management Co., Ltd	PRC